Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

24 MARCH 2021

WESTPAC REVIEWING NEW ZEALAND BUSINESS

As part of Westpac's fix, simplify and perform strategy we have been actively considering the businesses we operate in. Westpac has already placed a number of businesses into a Specialist Businesses Division, for ultimate exit. We have also announced the consolidation of our international operations in Asia.

Westpac is also assessing the appropriate structure for its New Zealand business and whether a demerger would be in the best interests of shareholders. Westpac is in the very early stage of this assessment and no decisions have been made. This will also consider the impact of the Reserve Bank of New Zealand's (RBNZ) reviews which were announced today.

Westpac NZ is a valuable part of the Westpac Group and has been for over 160 years. The business continues to perform well with a strong position in retail and commercial banking. However, given the changing capital requirements in New Zealand and the RBNZ requirement to structurally separate Westpac's NZ business operations from its operations in Australia, it is now appropriate to assess the best structure for these businesses going forward.

Westpac will provide further updates as required.

For further information:

David Lording
Group Head of Media Relations
0419 683 411

Andrew Bowden
Head of Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141